Exhibit 1

CLINTON GROUP PROVIDES NOTICE OF ITS INTENTION TO NOMINATE
THREE CANDIDATES FOR THE BOARD OF IMATION

NEW YORK, December 15, 2014 /PRNewswire/ -- Clinton Group, Inc. (“Clinton Group” or “CGI”), a stockholder of Imation Corp. ("Imation” or the "Company") (NYSE: IMN), announced today that, on November 18, 2014, it had previously recently provided notice of its intention to nominate:

•	Joseph A. De Perio, Senior Portfolio Manager, Public Equity and Private at Clinton Group, Inc.
•	Robert B. Fernander, veteran executive in technology space with domain expertise in, among other things, data storage
•	Barry L. Kasoff, President of Realization Services, Inc., a full service management consulting firm specializing in assisting companies and capital stakeholders in troubled business environments

“We anticipate articulating our case for change and our proposed path forward to all shareholders in the coming months,” said Joseph A. De Perio, Senior Portfolio Manager at Clinton Group. “We would like to give our fellow shareholders an option in the next annual meeting to empanel a board of directors that we believe is more equipped and more aligned to tackle the issues at hand at Imation. I encourage my fellow shareholders to reach out to me and share their views.”

A copy of a letter sent to the Board of Directors today is also included in this release.

Clinton Group filed its nomination notice on November 18, 2014 and revised its nomination notice on December 15, 2015. The Clinton Group independent nominees for the Company's Board are:

Joseph A. De Perio has served as a Senior Portfolio Manager of CGI, a registered investment adviser, since October 2010; he also served in a similar capacity from 2006 until December 2007. Mr. De Perio oversees trading, research and portfolio management for CGI’s public equity and private equity portfolios. Mr. De Perio currently serves as the President of ROI Acquisition Corp. II, a company formed for the purpose of acquiring one or more businesses or assets, and has done so since its inception in September 2011. From December 2007 until October 2010, Mr. De Perio was a Vice President at Millennium Management, L.L.C., a global investment management firm. Mr. De Perio was a Private Equity Associate at Trimaran Capital Partners, a private investment firm, from 2004 until 2006 and an analyst and associate in the mergers and acquisitions department at CIBC Oppenheimer, a national investment boutique, from 2000 until 2004.

Robert B. Fernander served as the Chief Executive Officer of Datagres Technologies Inc., a data storage optimization software company, from September 2013 until September 2014. During his time at Datagres Technologies Inc., Mr. Fernander also served on its board of directors. Mr. Fernander served as the Chief Executive Officer and a member of the board of directors of Gnodal Limited, a storage and computer networking company, from 2012 until 2013 when it was acquired by Cray Inc. From 2007 until 2012, Mr. Fernander served on the board of directors and as the Chief Executive Officer of Pivot3 Inc., a hyper converged storage and compute platform. Prior to serving at Pivot3, Mr. Fernander served as an executive at several private startup companies, a vice president at Compaq (over 4 years) and held several sales and marketing leadership positions at Sun Microsystems (over 9 years).

Barry L. Kasoff currently serves as the President of Realization Services, Inc., a full service management consulting firm specializing in assisting companies and capital stakeholders in troubled business environments, and has served in such capacity since he founded it in 1997. In connection with Mr. Kasoff’s management consulting work with Realization Services, Inc., Mr. Kasoff served as the Chief Restructuring Officer of numerous companies, that were clients of Realization Services, Inc. and that were undergoing operational and/or liquidity issues. From 1990 until 1997, Mr. Kasoff was the general manager of Takarajimasha, a Japanese communications conglomerate. There, he identified and evaluated its investments and supervised the company’s U.S. and European-based operations. From 1987 until 1990, Mr. Kasoff was the Chief Financial Officer of various portfolio companies and Vice President of Operations of Selzer Group, a New York investment banking and leveraged buyout group comprised of public and private companies.

This communication is not a proxy solicitation, which may be done only pursuant to a definitive written proxy statement.

About Clinton Group, Inc.

Clinton Group, Inc. is a diversified asset management firm that is a Registered Investment Advisor. The firm has been investing in global markets since its inception in 1991 with expertise that spans a wide range of investment styles and asset classes.

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON RELATIONAL OPPORTUNITY, LLC, CLINTON GROUP, INC. AND GEORGE E. HALL (COLLECTIVELY, "CLINTON") AND JOSEPH A. DE PERIO, ROBERT B. FERNANDER AND BARRY L. KASOFF (TOGETHER WITH CLINTON, THE "PARTICIPANTS") INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF IMATION CORP. (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A TO BE FILED BY CLINTON WITH THE SEC ON DECEMBER15, 2014. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

CONTACT: Clinton Group, Inc., +1-212-825-0400

December 15, 2014

Imation Corp.

1 Imation Way

Oakdale, Minnesota 55128

Attention: Board of Directors

Gentlemen:

I write on behalf of Clinton Group, Inc. (“Clinton Group”), the investment manager of several funds and partnerships that collectively own a stake in the common stock of Imation Corp. (“Imation” or the “Company”). We continue to buy shares of Imation today.

We own common shares of the Company because we believe there is significant untapped value at the Company. However, we are reluctant buyers today, even at these valuations, given the track record of the management team and board of directors over the past few years. I believe the market shares our view on the prospects of the Company given the low enterprise valuation and the stock price near $3.00 per share today.

We do not believe this predicament has to persist, and that shareholders deserve better. As you know, on November 18th and also today, we submitted a notice to nominate three individuals to stand for election against the incumbent class of directors up for election in 2015. We believe the individuals in our notice possess the domain expertise, operational capability, turnaround experience and financial acumen to move Imation forward from the depths it languishes in today. In fact, upon a successful proxy contest and if mutually acceptable, Clinton Group would welcome the opportunity to invest in common equity at a premium to prevailing market prices as we believe under the right leadership, the stock could at least triple in value from here. In our subsequent proxy filings in the coming months, we will elaborate on such plans to achieve this reversal in performance.

Let’s look closer at our nominees. Bob Fernander is a long-time executive in the storage and software sectors and possesses significant Chief Executive Officer experience and domain expertise in cloud storage, hyper converged storage and compute, big data, analytics, IP video, VDI, virtualized storage & compute, SAN, NAS and DAS. Bob can evaluate the product roadmap for Nexsan and IronKey, among other business lines, and let us know “what we have,” “what it can be,” and “what it is worth.” Barry Kasoff has owned and operated his own management consulting and turnaround firm since 1997. He has served as the Chief Restructuring Officer in a number of companies that were going through troubled business environments. The board may not think the situation at Imation necessitates a restructuring focus, but Clinton Group does, and I have the utmost confidence Barry can lead an internal team or external team to that end. I am confident that a significant restructuring effort can deliver a cash flow positive business, eliminate the corporate waste, redefine the return thresholds for capital allocation, eliminate or dispose of business lines not accretive to the whole, and deliver significant equity value creation to all shareholders. Finally, and humbly, I would bring the shareholder perspective to Imation’s Board of Directors that has been absent for so long.

Without prejudice, I would look with an entrepreneur’s eye at all of the companies expense categories and capital needs, examine decisions to divest non-performing or low-return on invested capital businesses, and evaluate returning cash to shareholders or reinvesting excess capital at high returns to deliver outsized equity returns.

We will not use this letter as a forum to proffer the case for significant change at the corporate leadership of the company, as I believe a cursory view of public information would bear the facts “that speak for themselves.” In forthcoming proxy materials, we will expound in great detail the missteps by management, the failed capital deployment strategy, empirical evidence of underperformance relative to peers, and the egregious choices the Board has made about its own compensation.

Additionally, we read with great interest the Company’s press release last week on the Board’s intention to appoint Dr. Geoff Barrall on December 17, 2014. It was interesting and curious for two reasons. Firstly, we note that in an August 2014, Imation announced the resignation of two board members, and the Chairman’s statement that the resignations were tied to “a long-term plan to both reduce the size and cost of the board.” Finally, our institution knows Dr. Barrall personally, and I was surprised not to receive a call from him prior to the press release. Given that our nomination notice was filed with the Company almost a month prior to Dr. Barrall’s appointment, I would assume that a forthright Board of Directors would notify candidates of a looming proxy contest prior to his or her deliberations before accepting such a position.

I bring this up as segue to our cautionary views on the topic of board entrenchment. Given our experience in situations like these over the many years, we have seen every trick in the book of an entrenched board – surrounding themselves with attorneys, advisors and crises management firms, altering the Company’s bylaws, contesting nomination notices and other procedural matters, adding members to the Board, engaging bankers to pursue strategic alternatives and terminating the CEO abruptly. In our last two proxy contests were we sought and prevailed in replacing a majority of directors, Stillwater Mining, Inc. and EVINE Live, Inc., (fka ValueVision Media, Inc.), management and incumbent directors spent $4.3 million and $3.5 million, respectively, on such defensive and entrenchment endeavors. In each case, our expenditure as a firm was a fraction of the amounts spent by such incumbents (as they were our dollars not shareholders dollars we were spending), and the proxy contests ended in decisive votes in favor of Clinton Group’s nominees. It should not be expensive for you to present the Board’s track and go-forward strategy to shareholders and allow them to decide the fate of their Company. We encourage our fellow shareholders to speak their mind to the management team and Board on this very issue and urge them not to engage in this wasteful spending for the sole purpose of the Board’s entrenchment.

In sum, we have spoken to a number of large shareholders of the Company today and believe that there is support for significant change at the Company’s corporate leadership. In the upcoming new year, we look forward to bringing our case to shareholders, and more importantly, articulating our vision for the path forward.

Sincerely yours,

//ss//

Joseph A. De Perio

Senior Portfolio Manager